Exhibit 4.2
Description of Share Capital

Alpha and Omega Semiconductor Ltd. (“we”, “our” or the “Company”) a limited liability exempted company incorporated under the laws of Bermuda on September 27, 2000 under the name Alpha and Omega Semiconductor Limited. We are registered with the Registrar of Companies in Bermuda under registration number 292750. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Our memorandum of association sets forth the purposes of our company in paragraphs (b) to (n) and (p) to (t) of the Second Schedule to the Companies Act 1981 of Bermuda, as amended, or the Companies Act, which includes, among other things, designing and manufacturing of goods of all kinds, scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research center, all forms of engineering and acquisition or otherwise holding, selling, disposing of, or dealing in real property situated outside Bermuda and in personal property of all kinds. The rights of our shareholders are governed by Bermuda law, our memorandum of association and our amended and restated bye-laws ( our “bye-laws”). The Companies Act differs in some material respects from laws generally applicable to U.S. corporations and their shareholders.
The following description of our share capital summarizes provisions of our memorandum of association and our bye-laws. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of our memorandum of association and bye-laws. The following summary is a description of the material terms of our share capital. The following summary also highlights material differences between Bermuda and Delaware corporate laws.
Share Capital
Our authorized share capital is divided into 50,000,000 common shares of $0.002 each and 10,000,000 preference shares of par value $0.002 per share.
Pursuant to our bye-laws, subject to the requirements of the Nasdaq Global Select Market (“Nasdaq”) and to any resolution of the shareholders to the contrary, our board of directors (our “Board of Directors”) is authorized to issue any of our authorized but unissued common shares. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares.
Common Shares
All of our issued and outstanding common shares are fully paid.
If we issue any preference shares, the rights, preferences and privileges of holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of our preference shares.
Voting
Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Holders of common shares are entitled to one vote on a vote by a show of hands irrespective of the number of shares he or she holds and one vote per share on a vote by way of poll on all matters submitted to a vote of holders of common shares. Unless a different majority is required by law or by our bye-laws, resolutions to be approved by holders of common shares require approval by a simple majority of votes cast at a meeting at which a quorum is present. There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our shares except as described herein.
In the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any issued and outstanding preferred shares.
The Companies Act also provides that shareholders may take action by written resolution. Subject to the following, anything (except for the removal of an auditor before the expiration of the term of his or her office or director before the expiration of the term of his or her office) which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders may, without a meeting, be done by resolution in writing signed by, or in the case of a shareholder that is a corporation whether or not a company within the meaning of the Companies Act, on behalf of, such number of shareholders who, at the date that the notice of resolution is given, represent not less than the minimum number of votes as would be required if the resolution was voted on at a meeting of shareholders at which all shareholders entitled to attend and vote were present and voting.
Dividends
Pursuant to Bermuda law, we are restricted from declaring or paying a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due, or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities, our issued share capital (the aggregate par value of our issued and outstanding common shares) and our share premium account (the aggregate amount paid for our common shares in excess of their par value).
The share capital represents the aggregate par value of the company’s issued shares, and the share premium account represents the aggregate amount paid for issued shares over and above their par value. The excess of the consideration paid on the issue of shares over the aggregate par value of such shares must, except in certain limited circumstances, be credited to a share premium account. In the case of an exchange of shares, the excess value of the shares acquired over the nominal value of the shares being issued may be credited to a contributed surplus account of the issuing company. Share premium may be distributed in certain extremely limited circumstances, for example, to pay for unissued shares which may be distributed to shareholders as fully-paid bonus shares, but is otherwise subject to limitation and the provisions of the Companies Act relating to the reduction of share capital as if the share premium account were paid-up share capital of the company. In future years, the realizable value of our assets may decrease, thereby restricting our ability to pay dividends unless shareholders approve a resolution reducing our share premium account by transferring an amount to our contributed surplus account.

According to our bye-laws, we may cease sending checks for dividend entitlements or dividend warrants by post if such checks or warrants have been left uncashed on two consecutive occasions. However, we may exercise the power to cease sending checks for dividend entitlements or dividend warrants after the first occasion on which such a check or warrant is returned undelivered.

Under our bye-laws, each common share is entitled to dividends if and when dividends are declared by our board of directors, subject to any preferred dividend right of the holders of any preferred shares.
Listing
Our common shares are listed on Nasdaq under the symbol “AOSL.”
Preferred Shares
Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. The rights with respect to a series of preferred shares may be greater than the rights attached to our common shares. It is not possible to state the actual effect of the issuance of any preferred shares on the rights of holders of our common shares until our board of directors determines the specific rights attached to those preferred shares. The effect of issuing preferred shares could include one or more of the following:

•	restricting dividends in respect of our common shares;

•	diluting the voting power of our common shares or providing that holders of preferred shares have the right to vote on matters as a class;

•	impairing the liquidation rights of our common shares; or

•	delaying or preventing a change of control of our company.

We currently have authorized 10,000,000 preferred shares of par value $0.002 per share. No preferred shares have been issued or outstanding as of June 30, 2023. We have no present plans to issue any preferred shares.
Variation of rights

Subject to the rights granted to holders of certain classes of shares, if at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by at least two-thirds of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least one person holding or representing no less than a majority of in nominal value of the issued shares of the relevant class is present. Our bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares.

Meetings of shareholders

Our bye-laws and Bermuda law provide that any action to be taken by us requiring shareholder approval must be approved by a resolution passed by our shareholders at a general meeting of our shareholders. According to our bye-laws, shareholder resolutions cannot be passed by written consent of our shareholders without a meeting. Under Bermuda law, a company is required to convene at least one general meeting of shareholders in each calendar year. Bermuda law provides that a special general meeting of shareholders may be called by the board of directors of a company and must be called upon the requisition of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote at general meetings. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to, or the non-receipt of a notice by, any person entitled to receive notice does not invalidate the proceedings at the meeting. Our bye-laws provide that our board of directors may convene an annual general meeting or a special general meeting.

Under our bye-laws, we must notify each shareholder entitled to vote at the annual general meeting or a special general meeting not less than five days prior to such meeting. The notice will state the date, time, place and the general nature of the business to be considered at the meeting.

Election and removal of directors

Unless otherwise determined by the Company in the general meeting, our bye-laws provide that our board shall consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors shall have the power from time to time and at any time to appoint any person as a director either to fill a casual vacancy on the board or, subject to authorization by the members in the general meeting, as an addition to the existing board but so that the number of directors so appointed shall not exceed any maximum number determined from time to time by the members in general meeting. Any director appointed by the board to fill a casual vacancy shall hold office until the next annual general meeting of members after his appointment and be subject to re-election at such meeting.

Our bye-laws provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by a simple majority of the votes cast on the resolution.

A director may be removed with or without cause by a shareholder resolution which has been passed by at least two-thirds of the votes cast by the shareholders having a right to attend and vote at such meeting provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than 14 days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.Proceedings of board of directors

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares.

The remuneration of our directors is determined by our board of directors or the compensation committee, and there is no requirement that a specified number or percentage of “independent” directors must approve any such determination. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Our bye-laws provide that the board may from time to time at its discretion exercise all powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Act, issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
Certain Corporate Anti-Takeover Protections
Certain provisions in our bye-laws may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the common shares held by shareholders.

Pursuant to our bye-laws, our preferred shares may be issued from time to time, and the board of directors is authorized to determine the rights, preferences, privileges, qualifications, limitations and restrictions. See ”—Preferred shares.” The authorized but unissued common shares and our preferred shares will be available for future issuance by the board of directors, subject to any resolutions of the shareholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common shares and preferred shares could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, amalgamation or otherwise.

In order to properly nominate a candidate for director or otherwise bring any other proposals, statements or resolutions at an annual general meeting of shareholders, a shareholder must provide us with advance notice in writing not less than 60 days nor more than 180 days prior to the meeting. The shareholder’s notice must contain certain specified information with respect to the person nominated as director and, if applicable, any other material information relating to the proposal to be considered at the meeting. In addition, our bye-laws provide that shareholder resolutions cannot be passed by written consent of our shareholders without a meeting.